Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

August 24, 2006

Item 3  News Release

A press release was issued on August 24, 2006 in Toronto, Ontario and disseminated across Canada through the facilities of Canada Newswire.

Item 4  Summary of Material Change

On August 24, 2006, the Company announced that it had re-filed its Management Discussion and Analyses pertaining to the 12 month period ended December 31, 2005, as well as the three and six months periods ended June 30, 2006. The revised Management Discussion and Analyses are posted on both SEDAR and EDGAR disclosure systems, which are accessible through the investor relations section of the Company's web site located at www.royalgrouptech.com.

The updated Management Discussion and Analyses were precipitated by discussions with the U.S. Securities and Exchange Commission pertaining to disclosures surrounding tax valuation allowance and goodwill impairment testing. The updated Management Discussion and Analyses augment disclosures to provide additional clarity on tax valuation allowance calculations and goodwill impairment testing methodology.

No adjustments to financial statements have resulted in connection with additional disclosures. The Company understands that the process of responding to the Securities and Exchange Commission's comments on tax valuation allowance calculations and goodwill impairment testing has been completed, commensurate with the filing of the updated materials.

In addition, the Company advised that it has re-filed financial statements for the three month period ended June 30, 2006 to correct a clerical error in a table disclosing assets held for sale and related liabilities pertaining to construction products contained in Note 3, wherein the column in the original note was misaligned.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

September 5, 2006

SCHEDULE “A”

Royal Group augments MD&A disclosures

TORONTO, Aug. 24 /CNW/ - Royal Group Technologies Limited (RYG - TSX; NYSE) today announced that it has re-filed its Management Discussion and Analyses pertaining to the 12 month period ended December 31, 2005, as well as the three and six months periods ended June 30, 2006. The revised Management Discussion and Analyses are posted on both SEDAR and EDGAR disclosure systems, which are accessible through the investor relations section of Royal Group's web site located at www.royalgrouptech.com.

The updated Management Discussion and Analyses were precipitated by discussions with the U.S. Securities and Exchange Commission pertaining to disclosures surrounding tax valuation allowance and goodwill impairment testing. The updated Management Discussion and Analyses augment disclosures to provide additional clarity on tax valuation allowance calculations and goodwill impairment testing methodology.

No adjustments to financial statements have resulted in connection with additional disclosures. Royal Group understands that the process of responding to the Securities and Exchange Commission's comments on tax valuation allowance calculations and goodwill impairment testing has been completed, commensurate with the filing of the updated materials.

In addition, Royal Group advised that it has re-filed financial statements for the three month period ended June 30, 2006 to correct a clerical error in a table disclosing assets held for sale and related liabilities pertaining to construction products contained in Note 3, wherein the column in the original note was misaligned.

Royal Group Technologies Limited

Royal Group Technologies is a leading producer of innovative, attractive, durable, and low-maintenance home improvement and building products, which are primarily utilized in both the renovation and new construction sectors of the North American construction industry. Royal Group is the recipient of several industry awards for product innovation. The Company has manufacturing operations located throughout North America in order to provide industry-leading service to its extensive customer network. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should ", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause the Company's actual performance, achievements and financial results to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome including, without limitation, the completion of the proposed plan of arrangement with Rome Acquisition Corp., a wholly-owned subsidiary of Georgia Gulf Corporation; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; the outcome of the ongoing investigations by the United States Department of Justice, RCMP, OSC and SEC; the outcome of the discussions with the SEC on the Company's historical disclosure; the outcome of class action shareholders lawsuits against the Company filed in the United States and Canada; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of Royal's outstanding debt and current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the Company's ability to complete the required processes and provide the internal control report that will be required under U.S. securities law in respect of fiscal 2006; the ability to meet the financial covenants in Royal's credit facilities; changes in Royal's product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities, environmental or health and safety laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of August 24, 2006 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone: (905) 264-0701